CYBER HORNET TRUST 485BPOS

Exhibit 99.(b)(3)

AMENDMENT NO. 2 TO

BY-LAWS

OF

ONEFUND Trust

In accordance with Article 9 (Amendments) of the By-laws of ONEFUND Trust (formerly, “Index Funds” and “Giant 5 Funds”) (the “Bylaws”), a Delaware statutory trust, the Bylaws are hereby amended as follows:

All references to the name of the Trust in the Bylaws are hereby changed to “CYBER HORNET Trust”.

This amendment is effective as of October 24, 2025.